STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2025,

AND DECLARES QUARTERLY DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE, August 6, 2025 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter of 2025. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Voyage Revenues	$247,408	$352,875	$478,058	$612,265
Net income	$39	$106,080	$501	$180,936
Adjusted Net income (1)	$13,179	$89,057	$5,441	$162,296
Net cash provided by operating activities	$54,493	$142,599	$103,001	$256,861
EBITDA (2)	$55,857	$171,043	$113,849	$297,379
Adjusted EBITDA (2)	$68,946	$153,464	$117,916	$276,429
Earnings per share basic	$0.00	$0.97	$0.00	$1.87
Earnings per share diluted	$0.00	$0.93	$0.00	$1.82
Adjusted earnings per share basic (1)	$0.11	$0.81	$0.05	$1.68
Adjusted earnings per share diluted (1)	$0.11	$0.78	$0.05	$1.64
Dividend per share for the relevant period	$0.05	$0.70	$0.10	$1.45
Average Number of Vessels	147.6	155.0	149.2	134.2
TCE Revenues (3)	$176,086	$262,164	$335,364	$457,828
Daily Time Charter Equivalent Rate ("TCE") (3)	$13,624	$19,268	$13,034	$19,420
Daily OPEX per vessel (4)	$5,059	$5,354	$5,034	$5,188
Daily OPEX per vessel (as adjusted)(4)	$4,928	$5,319	$4,913	$5,168
Daily Net Cash G&A expenses per vessel (5)	$1,349	$1,371	$1,334	$1,309

(1)	Adjusted Net income, Adjusted earnings per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share basic and diluted, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.

(2)	EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)	Daily Time Charter Equivalent (“TCE”) Rate and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk reported our 20th consecutive profitable quarter with net income of $0.04 million, EBITDA of $55.9 million, and TCE per vessel per day of $13,624 in Q2 2025.

Following our stated capital allocation strategy, we declared a $0.05 per share dividend, marking our 18th consecutive quarter of capital returns, totaling approximately $1.36 billion to date. Beyond dividends, we continued to execute under our share repurchase program, acquiring 3.3 million shares at prices significantly below net asset value, reflecting our confidence in the intrinsic value of Star Bulk and reinforcing our commitment to shareholder value. The share repurchases were funded with proceeds from vessel sales.

We continue to refine our fleet by selling during Q2 2025 nine vessels that no longer fit with our commercial profile, thereby bolstering our cash reserves. Financially, we have continued to enhance our liquidity to over $520.0 million by signing two new revolving facilities totaling $115.0 million, improving our strategic flexibility for future opportunities.

Despite near-term challenges due to geopolitical tensions, we remain optimistic about the dry bulk market longer-term, driven by the low order book and IMO regulatory tailwinds. We believe Star Bulk is well prepared, with a versatile fleet, strong balance sheet and proactive approach to take advantage of market opportunities.”

Recent Developments

Declaration of Dividend

On August 6, 2025, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about September 10, 2025 to all shareholders of record as of August 28, 2025.

Share Repurchase Program & Shares Outstanding Update

From the start of the second quarter of 2025 through the date of this release, we have repurchased and cancelled 3,276,345 common shares in open market transactions at an average price of $16.47 per share for an aggregate consideration, including commissions, of $54.0 million.

On August 6, 2025, our Board of Directors cancelled the existing $100.0 million share repurchase program under which $20.4 million was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $100.0 million ( “New Share Repurchase Program”).

As of the date of this release, we have 114,312,476 shares outstanding and $100.0 million outstanding under our New Share Repurchase Program.

Fleet Update

Vessels’ S&P

In connection with the previously announced vessel sales, the vessels Puffin Bulker and Star Canary were delivered to their new owners during the second quarter of 2025, while the vessel Star Petrel was delivered to its new owners in July 2025. In addition, in May 2025, we agreed to sell the vessels Oriole and Star Georgia, which were delivered to their new owners in May 2025 and July 2025, respectively. Furthermore, between April 1 and August 6, 2025, we agreed to sell the vessels Star Nighthawk, Star Runner, Star Danai, Star Goal, Star Sandpiper and Star Owl, which are expected to be delivered to their new owners by the end of 2025, other than Star Owl, which was delivered to its new owners in July 2025.

In connection with the vessel sales described above, during the third and fourth quarters of 2025, we expect to deliver eight vessels to their new owners (including three that were delivered in July) and collect total gross proceeds of approximately $104.0 million. We also expect to make debt prepayments of approximately $18.9 million during the third quarter of 2025 in connection with these vessel sales, following the completion of which we will have 12 unencumbered vessels.

Financing

During the second quarter of 2025, we made debt prepayments of approximately $22.2 million in connection with vessel sales.

In May 2025, as previously announced, we signed the ABN Revolving Facility, a senior secured revolving facility for an amount of up to $50.0 million (the “ABN Revolving Facility”).

In June 2025, we entered into a loan agreement with National Bank of Greece S.A. ("NBG") for a secured revolving facility in an amount of up to $65.0 million (the “NBG Revolving Facility”).

Interest Rate Swaps

In July 2025, we early terminated the two existing interest rate swap agreements with ING Bank N.V., London Branch which were originally set to mature in March 2026 and July 2026, and we received an amount of $0.8 million in aggregate, representing the valuation of the interest rate swaps on the termination date. Following the above mentioned termination, no other outstanding interest rate swap agreements currently exist and our cumulative net realized gain amounted to $41.0 million.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Second quarter 2025	Six months ended June 30, 2025

Capesize / Newcastlemax Vessels:	$ 21,462	$ 21,159
Post Panamax / Kamsarmax / Panamax Vessels:	$ 11,294	$ 10,658
Ultramax / Supramax Vessels:	$ 12,112	$ 11,355

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 116,086,335 and 115,256,711 weighted average diluted shares for the second quarter of 2025 and 2024, respectively.

Second Quarter 2025 and 2024 Results

For the second quarter of 2025, we had net income of $0.04 million, or $0.00 earnings per share, compared to net income for the second quarter of 2024 of $106.1 million, or $0.93 earnings per share. Adjusted net income, which excludes certain non-cash items, was $13.2 million, or $0.11 earnings per share, for the second quarter of 2025, compared to an adjusted net income of $89.1 million for the second quarter of 2024, or $0.78 earnings per share.

Net cash provided by operating activities for the second quarter of 2025 was $54.5 million, compared to $142.6 million for the second quarter of 2024. Adjusted EBITDA, which excludes certain non-cash items, was $68.9 million for the second quarter of 2025, compared to $153.5 million for the second quarter of 2024.

Voyage revenues for the second quarter of 2025 decreased to $247.4 million from $352.9 million in the second quarter of 2024 and Time charter equivalent revenues (“TCE Revenues”)1 decreased to $176.1 million for the second quarter of 2025, compared to $262.2 million for the second quarter of 2024, mainly driven by the decrease in the average number of vessels in our fleet to 147.6 from 155.0 during the relevant periods and the significantly decreased charter rates. TCE rate for the second quarter of 2025 was $13,624 compared to $19,268 for the second quarter of 2024, which is indicative of the weaker market conditions prevailing during the recent quarter.

Charter-in hire expenses for the second quarter of 2025 increased to $17.3 million from $13.1 million in the second quarter of 2024. This increase is mainly attributable to the increase in charter-in days to 957 in the second quarter of 2025 from 651 in the corresponding period in 2024.

Vessel operating expenses for the second quarters of 2025 and 2024 amounted to $68.0 million and $75.5 million, respectively. The decrease in our operating expenses was primarily driven by the decrease in the average number of vessels in our fleet. Daily operating expenses per vessel, excluding pre-delivery expenses due to change of management amounted to $4,928 for the second quarter of 2025 compared to $5,319 for the corresponding period of 2024. The decreased daily operating expenses per vessel, excluding pre-delivery expenses in the second quarter of 2025, reflects our successful efforts to normalize the operating expenses of the legacy Eagle fleet to near pre-merger levels, approximately five quarters after the completion of the Eagle Merger.

Dry docking expenses for the second quarters of 2025 and 2024 were $21.0 million and $12.3 million, respectively. In the second quarter of 2025, 11 vessels completed their periodic dry docking surveys, compared to 10 vessels during the second quarter of 2024. In addition, $4.6 million in dry docking expenses were incurred during the second quarter of 2025 relating to drydockings scheduled for the following quarters of 2025, resulting in an overall increase in dry docking expenses.

General and administrative expenses for the second quarters of 2025 and 2024 were $18.2 million and $19.5 million, respectively, which included share-based compensation of $4.8 million in the second quarter of 2025 and $3.6 million in the second quarter of 2024. Vessel management fees in the second quarter of 2025 increased to $5.9 million compared to $4.3 million for the corresponding period in 2024. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the second quarter of 2025 amounted to $1,349 compared to $1,371 for the corresponding period of 2024.

Depreciation expense decreased to $42.6 million for the second quarter of 2025 compared to $43.5 million for the corresponding period in 2024. The decrease is driven by the decrease in the average number of vessels in our fleet, as discussed above.

Our results for the second quarter of 2025 include a loss from sale of vessels of $8.0 million in connection with the completion of vessel sales and the delivery to their new owners, as described above under the section “Fleet Update”. During the second quarter of 2024, we recognized an aggregate net gain of $14.2 million resulting from the completion of vessel sales.

During the second quarter of 2025, we incurred a net gain on forward freight agreements and bunker swaps of $1.4 million, consisting of an unrealized loss of $0.4 million and a realized gain of $1.8 million. During the second quarter of 2024, we incurred a net gain on forward freight agreements and bunker swaps of $1.6 million, consisting of an unrealized gain of $6.9 million and a realized loss of $5.3 million.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Other operational gain for the second quarters of 2025 and 2024 amounted to $1.7 million and $0.1 million, respectively. The increase was primarily attributable to the settlement of higher insurance claim amounts compared to the corresponding quarter in 2024.

Interest and finance costs for the second quarters of 2025 and 2024 were $18.9 million and $25.6 million, respectively. The decrease was primarily driven by a reduction in loan interest expense due to the significant decrease of our weighted average outstanding indebtedness, along with lower weighted average interest rates in the second quarter of 2025 compared to the second quarter of 2024, partially offset by a $1.6 million decrease in swap interest income due to the fact that during the second quarter of 2025 none of our interest rate swaps were designated as cash flow hedges.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024

Revenues:
Voyage revenues	$ 247,408	$ 352,875	$ 478,058	$ 612,265
Total revenues	247,408	352,875	478,058	612,265

Expenses:
Voyage expenses	(55,846)	(72,334)	(112,164)	(129,428)
Charter-in hire expenses	(17,310)	(13,067)	(33,210)	(16,993)
Vessel operating expenses	(67,955)	(75,527)	(135,897)	(126,699)
Dry docking expenses	(21,026)	(12,348)	(45,703)	(22,369)
Depreciation	(42,608)	(43,547)	(85,562)	(75,537)
Management fees	(5,894)	(4,292)	(11,494)	(8,696)
General and administrative expenses	(18,236)	(19,480)	(33,497)	(30,175)
Gain/(Loss) on forward freight agreements and bunker swaps, net	1,405	1,605	4,335	(4,316)
Other operational loss	(434)	(720)	(1,590)	(901)
Other operational gain	1,690	125	13,727	1,742
Gain/(Loss) on sale of vessels	(7,958)	14,169	(8,698)	22,938

Operating income	13,236	127,459	28,305	221,831

Interest and finance costs	(18,858)	(25,613)	(38,133)	(46,112)
Interest income and other income/(loss)	5,375	4,820	10,087	7,346
Gain/(Loss) on derivative financial instruments, net	394	(436)	446	(1,246)
Gain/(Loss) on debt extinguishment, net	(121)	(197)	(186)	(1,010)
Total other expenses, net	(13,210)	(21,426)	(27,786)	(41,022)

Income before taxes and equity in income/(loss) of investee	$ 26	$ 106,033	$ 519	$ 180,809

Income tax (expense)/refund	-	10	-	116

Income before equity in income/(loss) of investee	26	106,043	519	180,925

Equity in income/(loss) of investee	13	37	(18)	11

Net income	$ 39	$ 106,080	$ 501	$ 180,936

Earnings per share, basic	$ 0.00	$ 0.97	$ 0.00	$ 1.87
Earnings per share, diluted	$ 0.00	$ 0.93	$ 0.00	$ 1.82
Weighted average number of shares outstanding, basic	115,963,843	109,506,036	116,583,497	96,670,823
Weighted average number of shares outstanding, diluted	116,086,335	115,256,711	116,755,442	99,716,982

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2025	December 31, 2024
Cash and cash equivalents and resticted cash, current	$ 426,151	436,284
Vessel held for sale	10,777	-
Other current assets (including investment ind debt security of $972 and nil, respectively)	195,119	222,689
TOTAL CURRENT ASSETS	632,047	658,973

Advances for vessels under construction	29,089	27,526
Vessels and other fixed assets, net	3,054,502	3,208,357
Restricted cash, non current	4,615	4,596
Other non-current assets	173,168	186,926
TOTAL ASSETS	$ 3,893,421	$ 4,086,378

Current portion of long-term bank loans and lease financing	$ 230,835	$ 223,878
Other current liabilities	162,882	175,934
TOTAL CURRENT LIABILITIES	393,717	399,812

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $6,554 and $7,657, respectively)	954,722	1,047,659
Other non-current liabilities	142,761	157,132
TOTAL LIABILITIES	$ 1,491,200	$ 1,604,603

SHAREHOLDERS' EQUITY	2,402,221	2,481,775

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,893,421	$ 4,086,378

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024

Net cash provided by / (used in) operating activities	$ 103,001	$ 256,861

Acquisition of other fixed assets	(163)	(133)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(14,930)	(35,352)
Cash proceeds from vessel sales and total loss	65,672	221,251
Investment in debt security	(914)	-
Cash received from Eagle Merger	-	104,325
Hull and machinery insurance proceeds	10,088	2,391
Net cash provided by / (used in) investing activities	59,753	292,482

Proceeds from new debt	248,000	388,120
Scheduled debt repayment	(105,906)	(91,751)
Debt prepayment due to refinancing and vessel sales	(229,176)	(119,873)
Prepayment of Eagle assumed debt	-	(375,500)
Financing and debt extinguishment fees paid	(816)	(3,626)
Offering expenses	-	(96)
Repurchase of common shares and treasury stock	(68,889)	-
Dividends paid	(16,081)	(122,833)
Net cash provided by / (used in) financing activities	(172,868)	(325,559)

Summary of Selected Data

	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Average number of vessels (1)	147.6	155.0	149.2	134.2
Number of vessels (2)	145	156	145	156
Average age of operational fleet (in years) (3)	12.4	11.7	12.4	11.7
Ownership days (4)	13,433	14,106	26,998	24,420
Available days (5)	12,925	13,606	25,730	23,575
Charter-in days (6)	957	651	2,029	922
Daily Time Charter Equivalent Rate (7)	$13,624	$19,268	$13,034	$19,420
Daily OPEX per vessel (8)	$5,059	$5,354	$5,034	$5,188
Daily OPEX per vessel (as adjusted) (8)	$4,928	$5,319	$4,913	$5,168
Daily Net Cash G&A expenses per vessel (9)	$1,349	$1,371	$1,334	$1,309

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of each period presented.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.

(6) Charter-in days are the total days that we charter-in third party vessels.

(7) Time charter equivalent (“TCE”) rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation, please see EXHIBIT I at the end of this release with the reconciliation of Voyage Revenues to TCE rate.

(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the second quarter of 2025 included pre-delivery expenses due to change of management of $1.8 million, compared to $0.5 million of pre-delivery expenses incurred in the second quarter of 2024 due to change of management and acquisition of the Eagle fleet. Vessel operating expenses for the six-month period ended June 30, 2025 included pre-delivery expenses due to change of management of $3.3 million, compared to $0.5 million of pre-delivery expenses incurred in the six-month period ended June 30, 2024 due to change of management and acquisition of the Eagle fleet.

(9) Please see EXHIBIT I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share-based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee, write-off of accruals and current liabilities and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles Net cash provided by/(used in) operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Net cash provided by/(used in) operating activities	$ 54,493	$ 142,599	$ 103,001	$ 256,861
Net decrease / (increase) in operating assets	(11,003)	(18,141)	(18,192)	(15,758)
Net increase / (decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	13,223	9,094	7,076	(1,975)
Gain/(Loss) on debt extinguishment, net	(121)	(197)	(186)	(1,010)
Share – based compensation	(4,812)	(3,556)	(6,431)	(5,717)
Amortization of debt (loans & leases) issuance costs	(809)	(912)	(1,633)	(1,691)
Unrealized gain / (loss) on forward freight agreements and bunker swaps, net	(429)	6,915	1,655	3,700
Unrealized gain/(loss) on interest rate swaps, net	46	(381)	46	(1,356)
Total other expenses, net	13,210	21,426	27,786	41,022
Write-off accruals and current liabilities	-	-	9,266	-
Income tax expense/(refund)	-	(10)	-	(116)
Gain/(Loss) on sale of vessels	(7,958)	14,169	(8,698)	22,938
Gain from Hull & Machinery claim	4	-	177	470
Equity in income/(loss) of investee	13	37	(18)	11
EBITDA	$ 55,857	$ 171,043	$ 113,849	$ 297,379

Equity in (income)/loss of investee	(13)	(37)	18	(11)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	429	(6,915)	(1,655)	(3,700)
Gain/(Loss) on sale of vessels	7,958	(14,169)	8,698	(22,938)
Write-off accruals and current liabilities	-	-	(9,266)	-
Share-based compensation	4,812	3,556	6,431	5,717
Other non-cash charges	(97)	(14)	(159)	(18)
Adjusted EBITDA	$ 68,946	$ 153,464	$ 117,916	$ 276,429

Net Income and Adjusted Net Income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net income and Adjusted earnings per share from Net income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net income and Adjusted earnings per share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of non-cash items such as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss, write-off of accruals and current liabilities, if any, which may vary from period to period for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net income and Adjusted earnings per share may not necessarily be comparable to other similarly titled captions of other companies. In the future we may incur expenses that are the same as or similar to certain expenses, as described above, that were previously excluded.

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Net income	$39	$106,080	$501	$180,936
Share – based compensation	4,812	3,556	6,431	5,717
Other non-cash charges	(97)	(14)	(159)	(18)
Unrealized (gain) / loss on forward freight agreements and bunker swaps, net	429	(6,915)	(1,655)	(3,700)
Unrealized (gain) / loss on interest rate swaps, net	(46)	381	(46)	1,356
Gain/(Loss) on sale of vessels	7,958	(14,169)	8,698	(22,938)
Write-off accruals and current liabilities	-	-	(9,266)	-
(Gain)/Loss on debt extinguishment, net (non-cash)	97	175	919	954
Equity in (income)/loss of investee	(13)	(37)	18	(11)
Adjusted Net income	$13,179	$89,057	$5,441	$162,296
Weighted average number of shares outstanding, basic	115,963,843	109,506,036	116,583,497	96,670,823
Weighted average number of shares outstanding, diluted	116,086,335	115,256,711	116,755,442	99,716,982
Adjusted Basic Earnings Per Share	$0.11	$0.81	$0.05	$1.68
Adjusted Diluted Earnings Per Share	$0.11	$0.78	$0.05	$1.64

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
Voyage revenues	$ 247,408	$ 352,875	$ 478,058	$ 612,265
Less:
Voyage expenses	(55,846)	(72,334)	(112,164)	(129,428)
Charter-in hire expenses	(17,310)	(13,067)	(33,210)	(16,993)
Realized gain/(loss) on FFAs/bunker swaps, net	1,834	(5,310)	2,680	(8,016)
Time Charter equivalent revenues	$ 176,086	$ 262,164	$ 335,364	$ 457,828

Available days	12,925	13,606	25,730	23,575
Daily Time Charter Equivalent Rate ("TCE")	$ 13,624	$ 19,268	$ 13,034	$ 19,420

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Second quarter 2025	Second quarter 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
General and administrative expenses	$18,236	$19,480	$33,497	$30,175
Plus:
Management fees	5,894	4,292	11,494	8,696
Less:
Share – based compensation	(4,812)	(3,556)	(6,431)	(5,717)
Other non-cash charges	97	14	159	18
Net Cash G&A expenses	$19,415	$20,230	$38,719	$33,172

Ownership days	13,433	14,106	26,998	24,420
Charter-in days	957	651	2,029	922
Daily Net Cash G&A expenses per vessel	$1,349	$1,371	$1,334	$1,309

Conference Call details:

Our management team will host a conference call to discuss our financial results on Thursday, August 7, 2025, at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: (+1) 416 764 8646 / (+1) 888 396 8049. Please quote “Star Bulk Carriers” to the operator and/or conference ID 13754842. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessels agreed to be sold as discussed above and b) the five firm Kamsarmax vessels currently under construction, we own a fleet of 142 vessels, with an aggregate capacity of 14.2 million dwt consisting of 17 Newcastlemax, 15 Capesize, 1 Mini Capesize, 7 Post Panamax, 42 Kamsarmax, 1 Panamax, 48 Ultramax and 11 Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

In addition, in November 2021, we took delivery of the Capesize vessel Star Shibumi, under a seven-year charter-in arrangement and in 2024, we took delivery of the vessels Star Voyager, Star Explorer, Stargazer, Star Earendel, Star Illusion and Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; the possibility that additional unexpected costs or difficulties related to the integration of Star Bulk and Eagle’s operations will be greater than expected; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1540
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com